Exhibit 99.1

UTStarcom Announces Share Purchase from SoftBank

BEIJING, China, January 17, 2014 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband products and services, today announced that it entered into a Purchase and Sale Agreement (the “Share Purchase Agreement”) with SoftBank America Inc. (“SoftBank”) and Shah Capital Opportunity Fund LP (“Shah Capital”) on January 17, 2014.  The transaction was consummated on the same date.

Pursuant to the Share Purchase Agreement, SoftBank sold its entire stake in the Company, consisting of 4,883,875 ordinary shares with par value US$0.00375 per share (“Ordinary Shares”).  The Company and Shah Capital purchased 3,883,875 and 1,000,000 Ordinary Shares, respectively, for a price of $2.54 per Ordinary Share.  Following the consummation of the transaction, Shah Capital’s beneficial ownership in the Company increased from 17.2% to 21.9%.

SoftBank, a major shareholder since October 1995, recently notified the Company that it had made an overall change in its investment strategy.  The parties therefore worked together to execute a sale of SoftBank’s stake that would mitigate volatility in UTStarcom’s share price.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services. UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on NASDAQ in 2000. It has operating entities in Tokyo, Japan; Fremont, USA; Hangzhou, China; and Delhi and Bangalore, India. In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For investor and media inquiries, please contact:

Jane Zuo
UTStarcom Holdings Corp.
Tel: +86-571-8192-8888, Ext. 29903
Email: jane.zuo@utstar.com

May Shen (Beijing)
Tel: +86-10-8591-1951
Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)
Tel: +852-3768-4547
Email: Daniel.DelRe@fticonsulting.com